December 17, 2009

By U.S. Mail and Facsimile to: (703)-813-6983

Paul Cline

Senior Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Bankshares Corporation Response
Form 10-K for Fiscal Period Ended December 31, 2008
Filed March 19, 2009
File No. 000-28780

Dear Mr. Cline,

This responds to your letter of September 28, 2009 relating to the above referenced Form 10-K. We agree with your comment and I propose to amend the 10-K by including all of the information required by Item 308(T)(c) of Regulation S-K as follows:

ITEM9A(T) – CONTROLS AND PROCEDURES, page 4:

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company’s management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2008 based on the criteria established in a report entitled “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” and the interpretive guidance issued by the Commission in Release No. 34-55929. Based on this evaluation, the Company’s management has evaluated and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The Company is continuously seeking to improve the efficiency and effectiveness of its operations and of its internal controls. This results in modifications to its processes throughout the Company. However, there has been no change in its internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. The Company’s registered public accounting firm was not required to issue an attestation on its internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission.

We appreciate your bringing this matter to our attention.

Paul Cline

United States Securities and Exchange Commission

December 17, 2009

In addition, Cardinal Bankshares Corporation (the Company) acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review the above proposed additions and contact me at your convenience with any additional comments before I amend the document.

Regards,

J. Alan Dickerson Vice President, Cashier & Chief Financial Officer (540)-745-5207 (Office) (540)-745-4133 (Facsimile) adickerson@bankoffloyd.com